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INVEST IN **MAKE:**

Where unleashed potential, creativity, innovation, technology and hands-on-learning intersect

makerfaire.com   Santa Rosa, CA

Highlights

1   Making has democratized technology, leading to broader access, discovery, and mastery

2   Life-long learning through making and technology is a career demand for everyone's economic future

Making is increasingly a part of education systems, prominent in secondary schools

3   Making is increasingly a part of education systems, prominent in secondary schools and universities

4   Maker Faire is formative, enhancing our sense of connection, belonging and responsibility

5   Maker Faire is a gathering of tribes - connecting, exchanging ideas and knowledge across disciplines

6   The world needs makers who understand and balance technology, making sure technology serves us all

7   Acquiring know-how empowers makers to bend technology to their own goals

8   Maker Faire is trusted, global and successful with thousands of events and millions of attendees

Our Founder



Dale Dougherty President

Dale Dougherty is widely regarded as a visionary leader in the maker community, whose efforts have helped democratize access to technology, foster creativity, and empower individuals to become active participants in shaping the future through making.

Make a meaningful, impactful and profitable investment in Maker Faire



WEFUNDER

Maker Faire®
Community Round

IMPACTING THE NEXT GENERATION

At **Make:** we believe in the power of creativity, innovation, and lifelong learning. Founded on the principle that everyone is a maker, we are dedicated to nurturing a vibrant maker community, promoting hands-on learning, fostering creativity and innovation, and empowering individuals to become active participants in shaping the world around them.

WHY INVEST?

- Support a bright **Future** for this Community
- Ensure our **Impact** as makers in society and culture.
- **Expand** and **Grow** this Community to engage more people













THE STORY SO FAR

Flashback to 2005: **Make:**® magazine hit the newsstands and in 2006 inspired Maker Faire, bringing the pages of *Make:* to life by showcasing the projects and people behind them. Together this propelled the maker movement into mainstream culture. Today we see Maker Faires and makerspaces across the world in schools, universities, local government, communities, and inside large corporations. Ideas and projects prototyped and introduced at Maker Faires have turned into successful commercial ventures, disrupting traditional means of manufacturing and advancing innovation to new heights.





vol. 02
vol. 03
vol. 04
Make:
technology on your time
Our Guide to Cool Kits: From Robots to Ukuleles
9 DIY MUSIC PROJECTS
Espresso Yourself
Coffee Hacks
Photograph a Balloon Popping
Mr. Jalopy Teaches Welding
Basement Cold Fusion
AERIAL PHOTOGRAPHY NOW
29
Electric Cigar Box Guitar
O'REILLY

Maker Faire
Meet the Makers
Earth Day Weekend
April 22–23
SAN MATEO FAIRGROUNDS
2006
Brought to you by MAKE magazine and O'Reilly Media, Inc.



> **"Making is fundamental to what it means to be human. We must make, create, and express ourselves to feel whole."**
> —Dale Dougherty

THE GREATEST SHOW & TELL ON EARTH

Maker Faire is the "Greatest Show and Tell on Earth." Each Maker Faire is a contagious celebration of culture, a carnival of ingenuity, and a glimpse of possibilities. Maker Faire is poised to expand, igniting creativity and innovation at the grassroots level across the world. It's a vibrant, interactive experience that fosters collaboration, learning, and a sense of community among participants.



18 years=
1450
MAKER FAIRES

7.6 MILLION Attendees

130K Participating MAKERS







THE STORIES & PROJECTS OF MAKERS

Make: magazine is a digest-sized collection of the coolest projects, makers, and skill builders. With a dedicated subscriber base, *Make:* is the go-to resource for DIY tech enthusiasts and often referred to as the bible for makers.


42 PROJECTS! Arduino, Raspberry Pi, 3D Printing, Halloween!
Make:
GHOST IN A JAR:
Build This Classic Illusion
Cosplay!
Awesome Articulated Masks
Foamsmithing Faux Leather
Design Your Own Character With Sophy Wong


31 PROJECTS! Spy Tech, Robots, Soldering & Wearables!
Make:
BAG TO THE FUTURE:
Make This 3D-Printed LED Tote
BOARDS GUIDE 2024
BEASTY
Hello Nasty New Hardware!
• Fresh Flagships: Arduino and Raspberry Pi
• Super High-Power Boards for All


21 PROJECTS! Arduino, LEDs, 3D Printing, Robots!
Make:
PIXEL PERFECT:
Build This Custom Alarm Clock Speaker
DIGITAL FABRICATION 2024
MULTICOLOR
NEW MULTI-MATERIAL 3D PRINTERS


45 PROJECTS! Raspberry Pi, Arduino, 3D Printing, Wearables
Make:
CHAIN CHOMP LAMP:
Build a light-up Mario baddie!
RETRO TECH
NEW THRILLS FROM CLASSIC GAMES & GEAR
• Game Boy Sound & Camera Mods








19
YEARS OF
HISTORY

95
PUBLISHED
ISSUES

1.5K+
of Documented
Projects







SPARKING YOUNG MINDS AND MAKERS

As a pioneering voice for makerspaces in educational institutions and community settings, we have championed the integration of hands-on learning experiences. The demand is rapidly growing for lifelong skill development and the undeniable advantages of fostering a maker mindset.









LEARNING NEVER STOPS

We have the ultimate tool library, a book list of 80 titles covering electronics, math, digital fabrication, and more. Kits complement our titles, inspiring accessible hands-on practice across important concepts. Our library of books and kits is a valuable and trusted resource in both formal and informal settings.





Make:
ELECTRONICS
THIRD EDITION
Charles Platt
Make:
FUSION 360 FOR MAKERS
2ND EDITION
Design Your Own Digital Models for 3D Printing and CNC Fabrication
Make:
CALCULUS
Build models to learn, visualize, and explore
Joan Horvath and Rich Cameron
Make:
AI Robots
CREATE AMAZING ROBOTS WITH ARTIFICIAL INTELLIGENCE USING MICRO:BIT
Make:
Robot Magic

Many titles are available in other languages including: Chinese, Czech, Dutch, Finnish, French, German, Italian, Japanese, Korean, Polish, Portuguese, Romanian, Russian, Serbian, Spanish, and Thai.

Kit/Book Combos



Make:
Making Simple ROBOTS
2nd Edition
KATHY CECERI

Make:
ARDUINO ELECTRONICS STARTER PACK
Learn How to Make Electronics That Interact with the Physical World
Maker Shed
Make:
Getting Started with ARDUINO
The Open Source Electronics Prototyping Platform





TOGETHER, WE MAKE

Our biggest supporters are makers, the very heart of this movement. Making transcends boundaries, opening up avenues for collaboration, fostering vibrant communities, and unleashing the boundless potential of creativity and innovation.

"The purest showcase of raw innovation, highlighting the latest in robotics, virtual reality, AI, drones and droids, mobile architecture, and climate management." —Linda Zavoral, *Mercury News*



“What makes the Maker Faire so unique is that it presents technology in a hands-on way.” *—Tim Bajarin, TIME*

“*Make:* seems to me to fit this perfect mold of teaching people that it is safe to learn new things.”
—Adam Savage







Maker Faire®

UPCOMING EVENTS IN 2024
(including these and many more):

Maker Faire Syracuse: Syracuse, NY May 4, 2024

Maker Faire Calgary: Calgary, Alberta, Canada May 4–5, 2024

Maker Faire Prague: Prague, Czech Republic May 11-12, 2024

Maker Faire generate: Cedar Rapids, IA May 13, 2024

Maker Faire Hawthorne: Lawndale, CA May 18, 2024

Maker Faire Kamyanets: Kamyanets-Podilskyi, Ukraine May 18, 2024

Maker Faire Hudson Valley: Garnerville, NY May 18–19, 2024

Maker Faire Luxembourg: Rosport, Luxembourg May 18–19, 2024

Maker Faire Minden-Lübbecke: Minden, Germany May 23–25, 2024

Maker Faire Sarajevo: Sarajevo, Bosnia-Herzegovina May 25–26, 2024

Maker Faire Ostrava: Ostrava, Czech Republic June 1, 2024

Maker Faire Downtown Columbia: Columbia, MD June 1, 2024

Maker Faire Long Island: Port Jefferson, NY June 8, 2024

Maker Faire Vrchlabi: Vrchlabi, Czech Republic June 15, 2024

Maker Faire Sheboygan: Sheboygan, WI June 15, 2024

Maker Faire Chișinău: Chișinău, Moldova June 15–16, 2024

Maker Faire Galicia: Santiago de Compostela, Galicia, Spain June 29, 2024

Maker Faire San José: San José, Costa Rica June 30, 2024

Maker Faire Edmonton: Edmonton, Alberta, Canada July 19–21, 2024

Maker Faire Wayne County: Orrville, OH July 27, 2024

Maker Faire Yukon: Whitehorse, Yukon Territory, Canada July 27–28, 2024

Maker Faire Hannover: Hannover, Germany August 17–18, 2024

Maker Faire Tulsa: Tulsa, OK August 24, 2024

Maker Faire Yuba-Sutter: Marysville, CA August 31, 2024

Maker Faire Trieste: Trieste, Italy August 31 & September 1, 2024

Maker Faire Schwedt-Uckermark: Schwedt/Oder, Germany September 7, 2024

Maker Faire Shreveport-Bossier: Shreveport, LA September 7, 2024

Maker Faire Örebro: Örebro, Sweden September 7, 2024

Maker Faire Providence: Providence, RI September 7, 2024

Maker Faire České Budějovice: České Budějovice, Czech Republic September 14, 2024

Maker Faire Pardubice: Pardubice, Czech Republic September 14, 2024

Maker Faire Orange County: Irvine, CA September 14–15, 2024

Maker Faire Mladá Boleslav: Mladá Boleslav, Czech Republic September 21, 2024

Maker Faire Tokyo: Tokyo, Japan September 21–22, 2024

Maker Faire Liberec: Liberec, Czech Republic October 5, 2024

Maker Faire Coney Island, Coney Island, NY October 5–6, 2024

Maker Faire Sussex County: Lafayette, NJ October 5–6, 2024

Maker Faire Rocklin: Rocklin, CA October 12, 2024

Maker Faire CDMX: Mexico City, Mexico October 12–13, 2024

Maker Faire Seoul: Seoul, South Korea October 12–13, 2024

Maker Faire Bay Area: Mare Island, Vallejo, CA October 18–20, 2024

Maker Faire Lille: Lille, France October 18–20, 2024

Maker Faire Baton Rouge: Baton Rouge, LA October 19, 2024

Maker Faire Brno: Brno, Czech Republic October 19–20, 2024

Maker Faire NoVa: Alexandria, VA June 9, 2024

Maker Faire Rome: Rome, Italy October 25–27, 2024

Maker Faire Louisville: Louisville, KY October 26, 2024

Maker Faire Shanghai: Shanghai, China October 2024

Maker Faire Milwaukee: Milwaukee, WI November 2–3, 2024

Maker Faire Salzburg: Salzburg, Austria November 9, 2024

Maker Faire Orlando: Orlando, FL November 9–10, 2024

Maker Faire Orlando: Orlando, FL November 9–10, 2024

Maker Faire Olomouc: Olomouc, Czech Republic November 11, 2024

Maker Faire Pensacola: Pensacola, FL November 15–16, 2024

Maker Faire Rochester: Rochester, NY November 16, 2024

Maker Faire Yucatán–Merida: Yucatán, Mexico November 28, 2024

Maker faire Saskatoon: Saskatoon, Saskatchewan, Canada November 30, 2024

Maker Faire Taipei: Taipei, Taiwan November 30 & December 1, 2024

Maker Faire Hyderabad: Telangana, India December 2024

Maker Faire Shenzhen: Shenzhen, China November/December 2024

YOUNG MAKERS
ART
TECH
BOTS
CNC
DIY
SPACE
LIGHT
TOYS
HACKERSPACES
COKE ZERO & MENTOS FOUNTAINS
ALTERNATIVE ENERGY VEHICLES
SOLAR
CIRCUITS
CRAFTS
SUSTAINABILITY
URBAN
FARMING
LED
ELECTRONICS
ROCKETS
SCIENCE & TECHNOLOGY
ROBOTS
WEARABLE DEVICES
GLASSWORKS
LETTERPRESS
BEEKEEPING
STEAMPOWERED
ANIMATRONICS
KINETIC ART
FABRICATION
BICYCLES
WORKSHOPS
PINBALL
MACHINES
BALLISTICS
FERMENTING
PEDAL POWER
INVENTION
CHEESEMAKING
DESIGN
EMBROIDERY
MECHANICS
PHOTOGRAPHY
FIRE ARTS
HAM RADIO
MAGNETS
INSTRUMENTS
MATHEMATICS
ENGINEERING
ART CARS
HANDS-ON
BIOLOGY
CERAMICS
GAMES
OPEN SOURCE
UPCYCLING
SOLDERING
STEAMPUNK
COMPOSTING
PERCUSSION
BATTERIES
LEGO
GADGETS
LASERS
DIGITAL SOUND
COMMUNITY
PHYSICS
COMPUTERS
MICROCONTROLLER
AERODYNAMICS
SEWING
PAPER CRAFTS
HOMEGROWN
DRONES
SCULPTURE
NASA
FELTING
MAGNETS
MUSIC
ARDUINO
WOODWORKING
GADGETS
ARTS
3D PRINTING
MAKER SHED
FOOD
TEXTILES
KITS
TESLA COILS
AND MUCH MORE!







OUR ACHIEVEMENTS

- Expanded Maker Faire globally, with over **145 faires in 2023**, representing 38% of our revenue.

- Held a Maker Faire at the **White House during the Obama administration** and recognized by the President for our work.

- Cultivated a **robust resource library**:

| **3K** PROJECT VIDEOS | **1.8M** YOUTUBE SUBSCRIB-ERS | **95** ISSUES OF MAKE: MAGAZINE | **48K** MAGAZINE DISTRIBU-TION PER |



80+
MAKE: BOOK
TITLES

3.5K+
PROJECTS &
TUTORIALS

900K
EMAIL LIST
& 2K+
MEMBERS

- **Achieved a comprehensive portfolio** of world-class brands, with Maker Faire:® or Make:® registered in over 20 individual countries plus the European Union.







THE BLUEPRINT AHEAD:
VISIONEERING THE FUTURE

We're inviting you to shape and share in the success of our future. Our goal is to advance the maker movement for the next generation of makers.

- **Expanding our reach:** By 2028, we aim to grow our events to more than 225 Maker Faires globally, an increase of more than 50%.

- **Diversifying revenue:** Anticipating an event/content revenue split transition to 56% event-related revenue by 2028 and 44% content-related revenue

- **Sustainable profitability:** Projected to turn profitable in 2025 with a focus on maintaining healthy growth margins.

50%
GROWTH OF GLOBAL MAKER FAIRES BY 2028

56%
OF COMPANY REVENUE FROM MAKER FAIRE BY 2028

THE YEAR
2025
PROJECTED TO BE PROFITABLE





HELP BUILD A BETTER TOMORROW:
YOUR RETURN

Fuel the next generation of makers on an amazing journey. **Your investment will grow by an impressive 150%*,** funded through revenue sharing. Your contribution isn't just an investment— it's a pivotal part of crafting our success story together.

*Future results are not guaranteed





WE REACH AN ENGAGED AND AUTHENTIC COMMUNITY

80% have a household income greater than 150k

TOP INTERESTS: robotics, electronics, digital fabrication, craft & design

44% work in engineering/ software dev/ tech

63%+ spend 4–6 hours at Maker Faire

57% are between the ages of 35–54

60% participate in hands-on activities

78% attendees consider themselves makers

80% are inspired to make something after visiting Maker Faire





OUR PARTNERS IN MAKING

































DigiKey
NVIDIA
arm
Raspberry Pi
PARTICLE
MICROCHIP
DASSAULT SYSTEMES
HEISE
Xometry
WOODCRAFT EST 1928
LEROY MERLIN
LOS ANGELES PUBLIC LIBRARY
seeed
Epilog Laser
SHAPER
XTOOL
LIGHTBURN

THE MAKE TEAM





Dale Dougherty Founder and President

Dale is widely regarded as a visionary leader in the maker community, whose efforts have helped democratize access to technology, foster creativity, and empower individuals to become active participants in shaping the future through making.



Todd Sotkiewicz Vice President

Since 2014, Todd leads with a blend of constructive collaboration, forward-thinking vision, and inspirational leadership. His integrity and public-facing approach earn him the respect and admiration of his teams from Wired, Lonely Planet, and beyond.



Katie Kunde Director

Joining the first-ever Maker Faire, Katie brings both experience and zeal for orchestrating live events. Through media and events, she cares about developing meaningful relationships with consumers, brands, and partners to help support and grow the makers of tomorrow.

Gillian Mutti Director



In 2014 she joined the Maker Faire team, fostering maker communities worldwide. With expertise in events, marketing, and curation, Gillian's dedicated to empowering makers and inspiring creativity in all.

Keith Hammond Editor-in-Chief



Since joining Make: in 2007, Keith served as managing editor and DIY projects editor, before assuming his current leadership role at the magazine. Prior to Make:, Keith's work included time at *Mother Jones* and *The Nose* magazines.

Juliann Brown Creative Director



Juliann has extensive experience as a Creative Director and in graphic direction. In addition to 12 years with Make:, Juliann has worked with the *Official Xbox Magazine, TokyoPop,* and Saban Entertainment.



BECOME PART OF OUR JOURNEY



Downloads

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